EXCELLENCE

KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

06014578

12g3-2(b) File No.82-4922

Ref No. CN. 301/2006

June 21, 2006

SEC MAIL PROCESSING
RECEIVED
JUN 21 2006
WASH., D.C. 190 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

June 21, 06

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

dlw 6/22

Summary Statement of Assets and Liabilities 1/

As at May 31, 2006

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	14,659,254,629.83	Deposits	698,457,294,064.98
Interbank and money market items	102,278,550,359.25	Interbank and money market items	26,154,023,126.21
Securities purchased under resale agreements		Liabilities payable on demand	6,628,863,398.35
Investments in securities, net	102,269,638,563.69	Securities sold under repurchase agreements	4,000,000,000.00
(with obligations 20,895,352,220.70 Baht)		Borrowings	30,030,406,745.04
Credit advances (net of allowance for doubtful accounts)	591,600,877,934.49	Bank's liabilities under acceptances	710,340,287.48
Accrued interest receivables	1,702,091,016.09	Other liabilities	19,440,580,258.61
Properties foreclosed	12,066,036,480.84	Total liabilities	787,421,509,877.67
Customers' liabilities under acceptances	710,340,287.48		
Premises and equipment, net	20,981,249,109.30	**Shareholders' equity**	
Other assets	22,843,079,255.37	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,815,785,670.00
		Reserves and net profit after appropriation	42,065,717,440.67
		Other reserves and profit and loss account	15,788,104,637.41
		Total shareholders' equity	81,669,607,748.08
Total Assets	869,091,117,625.75	Total Liabilities and Shareholders' Equity	869,091,117,625.75
Customers' liabilities under unmatured bills	4,874,717,531.96	Bank's liabilities under unmatured bills	4,874,717,531.96
Total	873,965,835,157.71	Total	873,965,835,157.71

	Baht
Non-Performing Loans as at March 31, 2006 (Quarterly)	42,866,923,328.07
(6.89 % of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at March 31, 2006 (Quarterly)	19,147,468,947.71
Actual allowance for doubtful accounts	29,446,485,073.76
Loans to related parties	12,878,862,186.77
Loans to related asset management companies	7,845,000,000.00
Loans to related parties due to debt restructuring	1,117,486,946.79
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	98,146,129,644.67
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	250,878,250.64
Total liabilities	4,603,504.43
Significant contingent liabilities	
Avals to bills and guarantees of loans	601,062,522.15
Letters of credit	18,892,546,082.03

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant